

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2020

Kevin J. Knopp
Chief Executive Officer
908 Devices Inc.
645 Summer Street
Boston, MA 02210

> **Re: 908 Devices Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 6, 2020**
> **CIK No. 0001555279**

Dear Mr. Knopp:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement submitted on November 6, 2020

Prospectus Summary
Overview, page 1

1. We note your response to comment 1, which we reissue in part. We note your disclosure that you foresee significant future opportunity from the government sector and that you believe your investment with certain prospects creates a predictable pipeline of opportunity for your devices and their entrenchment. Please revise your disclosure to remove any implication that you will be successful in securing any particular sales to the public sector.

Business
Licenses, page 108

2. We note your response to comment 9 and reissue the comment to the extent that you have not revised the disclosure in this subsection to more specifically describe the subject of the UT-Battelle licenses. Additionally, your disclosure indicates that your licenses will continue until the last expired patent or last abandoned licensed patent application. Please clarify your revised disclosure indicating the license agreements are expected to expire in 2035 and 2040, whereas above you state your in-licensed patents are expected to expire between 2020 and 2029.

You may contact Christine Torney at 202-551-3652 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael J. Minihan, Esq.